UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Timberline Resources Corp.

(Name of Issuer)

Common stock, $0.001 par value

 (Title of Class of Securities)

887133106

(Cusip Number)

March 4, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 887133106

1.	Name of Reporting Person: John A. Swallow		I.R.S. Identification Nos. of above persons (entities only):

This Amendment No. 1 to Schedule 13G is filed by John A. Swallow.  It amends the most recent Schedule 13G filing made by John A. Swallow with respect to the subject class of securities of the above-named Issuer.

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 539,600

		6.	Shared Voting Power: 1,481,549*

		7.	Sole Dispositive Power: 539,600

		8.	Shared Dispositive Power: 1,481,549*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,021,149*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.99%

12.	Type of Reporting Person: IN

*

Includes 1,461,549 shares owned by Cougar Valley, LLC, a limited liability company owned by John A. Swallow and Erin A. Swallow, husband and wife, and 20,000 shares owned by Erin A. Swallow's Roth IRA.

Item 1(a).	Name of Issuer:
Timberline Resources Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:
101 E. Lakeside Avenue
Coeur d’Alene, Id. 83814

Item 2(a).	Name of Person Filing:
John A. Swallow

This Amendment No. 1 to Schedule 13G is filed by John A. Swallow.  It amends the most recent Schedule 13G filing made by John A. Swallow with respect to the subject class of securities of the above-named Issuer.

Item 2(b).	Address of Principal Business Office or, if none, Residence:
P.O. Box 2644
Coeur d’Alene, Id. 83816

Item 2(c).	Citizenship:
United States

Item 2(d).	Title of Class of Securities:
Common stock, $0.001 par value

Item 2(e).	CUSIP Number:
887133106

Item 3.	If this Statement is Filed Pursuant to §240.13d-1(b) or §240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Exchange Act (15 U.S.C. 78c)

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80-a3);

(j) ☐	A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J);

(k) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)

Amount beneficially owned:     2,021,149

As of March 4, 2010, the Reporting Person is the beneficial owner of 2,021,149 shares of Common Stock.  Of that amount, 539,600 shares are owned directly by John A. Swallow, 20,000 shares are owned by Erin A. Swallow's Roth IRA, and 1,461,549 shares are held by Cougar Valley, LLC (owned by John A. and Erin A. Swallow, husband and wife).

(b)	Percent of class: 4.99%

As of March 4, 2010, the Reporting Person is the beneficial owner of 2,021,149* shares of Common Stock.  The percentages set forth in this Amendment No. 1 to Schedule 13G are calculated based on 40,457,691 shares of Common Stock outstanding as of January 22, 2010 as reported in the proxy statement of Timberline Resources Corporation dated January 25, 2010.

(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 539,600

(ii) Shared power to vote or to direct the vote: 1,481,549*

(iii) Sole power to dispose or to direct the disposition of: 539,600

(iv) Shared power to dispose or to direct the disposition of: 1,481,549*

*

Includes 1,461,549 shares owned by Cougar Valley, LLC, a limited liability company owned by John A. Swallow and Erin A. Swallow, husband and wife, and 20,000 shares owned by Erin A. Swallow's Roth IRA.

Item 5.	Ownership of Five Percent or Less of a Class

As of March 4, 2010, the Reporting Person beneficially owned less than five percent of the Common Stock of the Issuer Timberline Resources Corporation.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 4, 2010
/s/John Swallow

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